UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

China-Biotics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
16937B109
(CUSIP Number)
May 2, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16937B109

1	NAMES OF REPORTING PERSONS VALUE HOLDINGS CAPITAL, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,536,336

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,536,336

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,536,336

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

CUSIP No.	16937B109

1	NAMES OF REPORTING PERSONS VALUE ASSETS INTERNATIONAL S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		264,224

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

264,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,224

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

CUSIP No.	16937B109

1	NAMES OF REPORTING PERSONS RICHARD E. AZAR*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TRINIDAD TOBAGO

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,800,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,800,560

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,560

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS CAPITAL, S.A. AND VALUE ASSETS INTERNATIONAL, S. A. WHICH OWN 1,536,336 AND 264,224 CHINA-BIOTICS, INC. COMMON SHARES, RESPECTIVELY. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 1,800,560 SHARES OF CHINA-BIOTICS, INC.

Item 1.
Item 1(a) Name of issuer: CHINA-BIOTICS, INC.
Item 1(b) Address of issuer’s principal executive offices: NO. 999 NINGQIAO ROAD, JINQIAO EXPORT PROCESSING ZONE, PUDONG, SHANGHAI 201206, PEOPLE’S REPUBLIC OF CHINA
Item 2.
2(a) Name of person filing: THIS STATEMENT IF FILED ON BEHALF OF VALUE HOLDINGS CAPITAL, S.A. (“VALUE HOLDINGS”), VALUE ASSETS INTERNATIONAL, S.A. (“VALUE ASSETS”), AND RICHARD E. AZAR (“AZAR”). VALUE HOLDINGS BENEFICIALLY OWNS 1, 536,336 SHARES OF THE ISSUER’S COMMON STOCK; VALUE ASSETS BENEFICIALLY OWNS 264,224 SHARES OF THE ISSUER’S COMMON STOCK. VALUE ASSETS AND VALUE HOLDING DECLARE THAT NEITHER THE FILING OF THIS STATEMENT NOR ANYTHING HEREIN SHALL BE CONSTRUED AS AN ADMISSION THAT SUCH REPORTING PERSON IS, FOR THE PURPOSE OF SECTION 13(d) or 13(g) OF THE ACT OR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF ANY SECURITIES HELD BY OR FOR THE OTHER. EACH OF VALUE ASSETS AND VALUE HOLDINGS MAY BE DEEMED TO BE A MEMBER OF A GROUP WITH RESPECT TO THE SECURITIES OF THE ISSUER FOR THE PURPOSE OF SECTION 13(d) or 13(g) OF THE ACT. VALUE ASSETS AND VALUE HOLDING DECLARE THAT THAT NEITHER THE FILING OF THIS STATEMENT NOR ANYTHING HEREIN SHALL BE CONSTRUED AS AN ADMISSION THAT SUCH REPORTING PERSON IS, FOR THE PURPOSE OF SECTION 13(d) or 13(g) OF THE ACT OR ANY OTHER PURPOSE, (I) ACTING (OR HAS AGREED OR IS AGREEING TO ACT TOGETHER WITH ANY OTHER PERSON) AS A PARTNERSHIP, LIMITED PARTNERSHIP,SYNDICATE, OR OTHER GROUP FOR THE PURPOSE OF ACQUIRING,HOLDING, OR DISPOSING OF SECURITIES OF THE ISSUER OR OTHERWISE WITH RESPECT TO THE ISSUER OR ANY SECURITIES OF THE ISSUER, OR (II) A MEMBER OF ANY GROUP WITH RESPECT TO THE ISSUER OR ANY SECURITIES OF THE ISSUER.
RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS CAPITAL S.A. AND VALUE ASSETS INTERNATIONAL, S. A. WHICH OWN 1,536,336 AND 264,224 CHINA-BIOTICS, INC. COMMON SHARES, RESPECTIVELY. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 1,800,560 SHARES OF CHINA-BIOTICS, INC.
THE REPORTING PERSONS HAVE ENTERED INTO A JOINT FILING AGREEMENT, A COPY OF WHICH IS FILED WITH THIS STATEMENT AS EXHIBIT 99.1, PURSUANT TO WHICH THEY HAVE AGREED TO FILE THIS SCHEDULE13G JOINTLY IN ACCORDANCE WITH THE PROVISIONS OF RULE 13D-1(K) OF THE ACT.
2(b) Address or principal business office or, if none, residence: VALUE ASSETS, VALUE HOLDINGS AND AZAR: 7-9 ST. CLAIR PLACE, 2ND FL., ST. CLAIR AVE., PORT OF SPAIN, TRINIDAD AND TOBAGO
2(c) Citizenship: (i) VALUE ASSETS, VALUE HOLDINGS: BRITISH VIRGIN ISLANDS; (ii) AZAR: TRINIDAD TOBAGO
2(d) Title of class of securities: COMMON STOCK, PAR VALUE $0.0001
2(e) CUSIP No.: 16937B109

Item 3. NOT APPLICABLE
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.☐	Broker or dealer registered under Section 15 of the Act;

b.☐	Bank as defined in Section 3(a)(6) of the Act;

c.☐	Insurance company as defined in Section 3(a)(19) of the Act;

d.☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

e.☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. FOR PURPOSES OF DETERMINING THE PERCENTAGE OF OUTSTANDING SHARES WITH RESPECT TO THIS STATEMENT THE REPORTING PERSONS HAVE RELIED UPON INFORMATION OBTAINED FROM THE ISSUER THAT THE AGGREGATE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER AS REFLECTED ON THE 12.31.10 FORM 10Q WAS 22,150,200 (As OF FEBRUARY 10, 2011).
VALUE HOLDINGS
a.	Amount beneficially owned: 1,536,336

b.	Percent of class 7%

c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote -0-

ii.	Shared power to vote or to direct the vote 1,536,336

iii.	Sole power to dispose or to direct the disposition of -0-

iv.	Shared power to dispose or to direct the disposition of 1,536,336
VALUE ASSETS
a.	Amount beneficially owned: 264,224

b.	Percent of class 1.1%

c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote -0-

ii.	Shared power to vote or to direct the vote 264,224

iii.	Sole power to dispose or to direct the disposition of -0-

iv.	Shared power to dispose or to direct the disposition of 264,224
AZAR
a.	Amount beneficially owned: 1,800,560*

b.	Percent of class 8.1%

c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote -0-

ii.	Shared power to vote or to direct the vote 1,800,560

iii.	Sole power to dispose or to direct the disposition of -0-

iv.	Shared power to dispose or to direct the disposition of 1,800,560

*	RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS CAPITAL S.A. AND VALUE ASSETS INTERNATIONAL, S. A. WHICH OWN 1,536,336 AND 264,224 CHINA-BIOTIC, INC. COMMON SHARES, RESPECTIVELY. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 1,800,560 SHARES OF CHINA-BIOTICS, INC.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. NOT APPLICABLE
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. * RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS AND VALUE ASSETS WHICH OWN 1,536,336 AND 264,224 CHINA-BIOTIC, INC. COMMON SHARES, RESPECTIVELY. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 1,800,560 SHARES OF CHINA-BIOTICS, INC. OWNED BY VALUE HOLDINGS AND VALUE ASSETS.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. NOT APPLICABLE
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group NOT APPLICABLE
If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group NOT APPLICABLE
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications
a.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

b.	The following certification shall be included if the statement is filed pursuant to Rule 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to Rule 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Rule 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

c.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALUE HOLDINGS CAPITAL, S.A.
signature
BY: RICHARD E. AZAR, Name/Title
DIRECTOR
Dated: May 11, 2011
VALUE ASSETS INTERNATIONAL, S.A.
signature
BY: RICHARD E. AZAR, Name/Title
DIRECTOR
Dated: May 11, 2011
RICHARD E. AZAR
By: RICHARD E. AZAR
Signature
RICHARD E. AZAR, DIRECTOR
Name/Title
Dated: May 11, 2011